Mail Stop 6010

March 1, 2007

Ralph Schmitt
Chief Executive Officer
Sipex Corporation
233 South Hillview Drive
Milpitas, California 95035

> **Re:** **Sipex Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 13, 2007**
> **File No. 333-138740**

Dear Mr. Schmitt:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please refer to prior comment 5. The financial statements should be updated, as necessary, to comply with Item 3-12 of Regulation S-X at the effective date. In this regard, you must update to include audited financial statements for your fiscal 2006 in your next amendment.

Registration Statement Fee Table

2. We note your response to prior comment 2 from our letter dated December 11, 2006. It still appears from your prospectus that you also intend your registration

statement to register the resales of the shares issuable upon conversion of the notes and exercise of the warrants by the current holders of those securities. If so, please revise your fee table to specifically include those resales. Also revise your plan of distribution and other disclosure as appropriate.

3.   We reissue prior comment 3. If you also intend your registration statement to register the primary offering of your shares of common stock to a subsequent holder of a note or warrant upon the conversion of that note or exercise of that warrant, please revise your registration statement to make this clear. Otherwise, please tell us what registration or exemption you will be using for your primary offering of the underlying securities to subsequent purchasers of the notes and warrants.

Principal and Selling Securityholders, page 19

4.   We note your response to prior comment 9. As requested by that prior comment, with respect to each selling securityholder that is an affiliate of a broker-dealer, please make the requested representations in the prospectus or identify each selling securityholder that is unable to make such representations in the prospectus as an underwriter with respect to the securities it is offering for resale.

Incorporation of Certain Information by Reference, page 52

5.   We note your revised list of documents incorporated by reference in response to prior comment 10. Please also revise your filing to incorporate by reference the annual report on Form 10-K/A that was filed on September 21, 2006.

Note 5. Property, Plant and Equipment, page 53

6.   Please refer to prior comment 12. We note that you tested the Milpitas facility in November 2005 for recoverability on a held for use basis with all the assets and liabilities of the company pursuant paragraph 11 of SFAS 144 since separate cash flows for the headquarters facility were not separately identifiable. We also note that since the fair value of the asset group did not exceed its carrying value, no impairment was recognized. Please address the following:

- Explain why you did not perform an impairment test in the third quarter 2005, when your board of directors approved a plan to close the Milpitas location and a third-party appraisal indicated the carrying value may not be recoverable.

- Paragraph 7 of SFAS 144 states, "the carrying amount of a long-lived asset (asset group) is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset (asset group)". Describe your undiscounted cash flow analysis and demonstrate the compliance with this guidance.

- We note that you grouped the Milpitas facility with all the assets and liabilities of your company for purposes of recognition and measurement of an impairment loss. Explain how you met the grouping criteria in paragraphs 10-14 of SFAS 144. Specifically, explain why the Milpitas facility, which included the wafer fabrication operation, did not have separately identifiable cash flows that were independent of the cash flows of other assets and liabilities.

- Tell us the fair value of the Milpitas facility determined by the third-party appraisal. Explain what assets were included in the appraisal. Note that when the undiscounted cash flow analysis indicates an asset group is not recoverable, the amount of the impairment is determined by measuring the excess of the carrying amount of the asset group over its fair value. Fair value is defined as the amount for which the asset could be bought or sold in a current transaction between willing parties (paragraph 22 of SFAS 144.) Explain your consideration of this guidance and if you used the appraisal amount to determine the fair value.

- We note that you revised the useful life of the facility from 24 years to four months, to reflect the sale date of the facility. Please support the remaining useful life of four months given the facility was not written down to zero, and you continued to use the facility under a sale-leaseback transaction, with a lease term of five years.

- In this regard, we note you recorded depreciation expense equal to the difference between the carrying value of the facility and the sales price. Explain how this accounting complied with the guidance in SAB Topic 5.CC.

We may have additional comments after reviewing your response.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Julie Sherman at (202) 551-3640 or Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. You may contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy A. Fisher
Assistant Director

cc: Robert G. Day, Esq. (via fax)
        Allison Berry Spinner, Esq. (via fax)